Enterra Energy Trust Appoints Chief Financial Officer

CALGARY, ALBERTA -- (Marketwire – October 24, 2007) – Enterra Energy Trust ("Enterra" or the "Trust") (TSX: ENT.UN, NYSE: ENT) welcomes Mr. Blaine Boerchers as Chief Financial Officer. Mr. Boerchers, both a Chartered Accountant and a Certified Public Accountant, brings over 20 years of experience in the North American energy sector. He was most recently employed as Vice President Finance of a large international energy services company.

“I am pleased to have Blaine join our team to fill this critical role,” commented Keith Conrad, Enterra’s President and Chief Executive Officer. “With Blaine’s strong background including finance, tax, corporate restructurings, and mergers and acquisitions he will be an important contributor as we develop and execute the Trust’s long-term strategic plan.”

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada, and in Oklahoma, U.S.A.

For further information please contact:

Kristin Mason
Investor Relations Coordinator
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com